UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 3, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2024 (Nine months ended December 31, 2024) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 3, 2025

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2024 (for the nine months ended December 31, 2024)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2024	7,073,521	14.8	1,126,538	27.6	855,374	33.1
3Q F2023	6,160,482	42.9	882,850	34.1	642,320	18.2

Note:	Comprehensive Income: 3Q F2024: ¥637,001 million, (34.5)%; 3Q F2023: ¥972,881 million, —%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
3Q F2024	337.64	337.64
3Q F2023	253.41	253.41

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2024	285,391,446	10,583,107	3.6
Fiscal 2023	278,672,151	10,312,135	3.6

Reference:	Own Capital:
As of December 31, 2024: ¥10,502,145 million; As of March 31, 2024: ¥10,232,538 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2023	—	50.00	—	55.00	105.00
Fiscal 2024	—	65.00	—
Fiscal 2024 (estimate)				65.00	130.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

3. Consolidated Earnings Estimates for Fiscal 2024 (for the fiscal year ending March 31, 2025)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2024	820,000	20.7	324.12

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2024: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q, 2Q and 3Q and the number of outstanding shares during the remainder of the relevant period (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of December 31, 2024).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i.	Changes in accounting policies due to revisions of accounting standards: No

ii.	Changes in accounting policies other than i above: No

iii.	Changes in accounting estimates: No

iv.	Restatements: No

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2024	2,539,249,894 shares	As of March 31, 2024	2,539,249,894 shares
ii. Period-end treasury stock:	As of December 31, 2024	19,951,487 shares	As of March 31, 2024	4,739,805 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2024	2,533,336,417 shares	3Q Fiscal 2023	2,534,658,103 shares

Review of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: No

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2024, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Overview of Consolidated Results of Operations and Financial Condition	p.1-2

2. Quarterly Consolidated Financial Statements and Others	p.1-3
(1) Consolidated Balance Sheets	p.1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
(3) Notes regarding Consolidated Financial Statements	p.1-7
(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)
(Matters Related to the Assumption of Going Concern)
(Significant Changes in the Amount of Shareholders’ Equity)
(Business Segments Information)
(Consolidated Statement of Cash Flows)
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2024

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

The subject matter is described in the “Summary of Financial Results for the Third Quarter of FY2024” disclosed on February 3, 2025 (Monday), which is available on our web page at https://www.mizuhogroup.com/investors/financial-information/financial-statements.

The information is posted under the Financial Statements (under Japanese GAAP) of Mizuho Financial Group, FY2024, Third Quarter, on the above web page.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	$		$
	Millions of yen
	As of March 31, 2024		As of December 31, 2024
Assets
Cash and Due from Banks		¥72,968,900		¥64,766,427
Call Loans and Bills Purchased		1,259,964		662,357
Receivables under Resale Agreements		20,533,096		26,149,842
Guarantee Deposits Paid under Securities Borrowing Transactions		2,357,463		2,111,382
Monetary Claims Bought		4,174,891		4,037,975
Trading Assets		21,381,444		24,560,610
Money Held in Trust		583,647		603,971
Securities		38,245,422		36,302,752
Loans and Bills Discounted		92,778,781		97,863,581
Foreign Exchange Assets		2,259,701		2,647,300
Derivatives other than for Trading Assets		2,606,667		4,270,890
Other Assets		7,364,363		8,488,064
Tangible Fixed Assets		1,139,470		1,097,061
Intangible Fixed Assets		725,142		792,153
Net Defined Benefit Asset		847,116		867,746
Deferred Tax Assets		135,428		195,572
Customers’ Liabilities for Acceptances and Guarantees		10,098,502		10,654,627
Allowance for Loan Losses		(787,848)		(680,865)
Allowance for Investment Losses		(4)		(4)

Total Assets		¥278,672,151		¥285,391,446

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Mizuho Financial Group, Inc.

	$		$
	Millions of yen
	As of March 31, 2024		As of December 31, 2024
Liabilities
Deposits		¥159,854,668		¥156,464,679
Negotiable Certificates of Deposit		11,590,532		15,891,823
Call Money and Bills Sold		1,660,682		2,172,718
Payables under Repurchase Agreements		38,103,216		35,890,167
Guarantee Deposits Received under Securities Lending Transactions		1,306,422		1,481,838
Commercial Paper		1,165,988		1,688,127
Trading Liabilities		13,836,028		14,687,682
Borrowed Money		5,449,852		5,784,049
Foreign Exchange Liabilities		900,034		1,190,641
Short-term Bonds		565,736		698,668
Bonds and Notes		11,999,712		13,029,872
Due to Trust Accounts		983,877		989,360
Derivatives other than for Trading Liabilities		3,818,518		5,482,394
Other Liabilities		6,618,151		8,348,165
Reserve for Bonus Payments		185,977		148,861
Reserve for Variable Compensation		2,527		1,670
Net Defined Benefit Liability		67,151		67,526
Reserve for Director and Corporate Auditor Retirement Benefits		541		468
Reserve for Possible Losses on Sales of Loans		8,645		9,290
Reserve for Contingencies		19,321		20,096
Reserve for Reimbursement of Deposits		10,378		7,928
Reserve for Reimbursement of Debentures		25,125		20,924
Reserves under Special Laws		3,781		3,772
Deferred Tax Liabilities		27,058		26,972
Deferred Tax Liabilities for Revaluation Reserve for Land		57,583		46,009
Acceptances and Guarantees		10,098,502		10,654,627

Total Liabilities		¥268,360,016		¥274,808,339

Net Assets
Common Stock		¥2,256,767		¥2,256,767
Capital Surplus		1,129,730		1,129,732
Retained Earnings		5,538,891		6,115,850
Treasury Stock		(9,402)		(69,091)

Total Shareholders’ Equity		8,915,987		9,433,259

Net Unrealized Gains (Losses) on Other Securities		929,815		728,098
Deferred Gains (Losses) on Hedges		(298,280)		(349,318)
Revaluation Reserve for Land		126,879		100,692
Foreign Currency Translation Adjustments		344,250		401,165
Remeasurements of Defined Benefit Plans		214,337		189,372
Own Credit Risk Adjustments, Net of Tax		(452)		(1,125)

Total Accumulated Other Comprehensive Income		1,316,550		1,068,886

Stock Acquisition Rights		5		5
Non-Controlling Interests		79,591		80,956

Total Net Assets		10,312,135		10,583,107

Total Liabilities and Net Assets		¥278,672,151		¥285,391,446

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Ordinary Income	¥6,160,482	¥7,073,521
Interest Income	4,061,818	4,730,018
Interest on Loans and Bills Discounted	2,020,883	2,151,051
Interest and Dividends on Securities	460,495	644,732
Fiduciary Income	45,536	45,532
Fee and Commission Income	738,392	822,102
Trading Income	909,834	823,101
Other Operating Income	251,861	301,963
Other Ordinary Income	153,038	350,803
Ordinary Expenses	5,277,631	5,946,983
Interest Expenses	3,404,582	3,992,754
Interest on Deposits	1,230,987	1,358,432
Fee and Commission Expenses	149,756	169,144
Trading Expenses	387,416	—
Other Operating Expenses	67,424	295,236
General and Administrative Expenses	1,172,275	1,357,822
Other Ordinary Expenses	96,176	132,025

Ordinary Profits	882,850	1,126,538

Extraordinary Gains	42,212	50,888
Extraordinary Losses	3,609	10,189

Profit before Income Taxes	921,452	1,167,237

Income Taxes:
Current	224,731	266,799
Deferred	51,282	42,105

Total Income Taxes	276,014	308,905

Profit	645,438	858,331

Profit Attributable to Non-controlling Interests	3,118	2,956

Profit Attributable to Owners of Parent	¥642,320	¥855,374

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Profit	¥645,438	¥858,331
Other Comprehensive Income (Losses)	327,443	(221,329)
Net Unrealized Gains (Losses) on Other Securities	210,789	(201,505)
Deferred Gains (Losses) on Hedges	8,422	(50,624)
Foreign Currency Translation Adjustments	136,694	58,818
Remeasurements of Defined Benefit Plans	(44,367)	(23,354)
Own Credit Risk Adjustments, Net of Tax	68	(672)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	15,836	(3,989)

Comprehensive Income	972,881	637,001

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	965,394	633,897
Comprehensive Income Attributable to Non-controlling Interests	7,487	3,104

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Mizuho Financial Group, Inc.

(3) Notes regarding Consolidated Financial Statements

(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)

The quarterly consolidated financial statements, that is, the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and these notes, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles for quarterly financial statements generally accepted in Japan. However, the omission of disclosures as prescribed in Article 4, Paragraph 2 of the Standards applies.

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Significant Changes in the Amount of Shareholders’ Equity)

There is no applicable information.

(Business Segments Information)

1.	Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

1-7

Mizuho Financial Group, Inc.

2.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, and Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others by reportable segment

For the nine months ended December 31, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	531,718	396,192	534,595	442,008	41,366	72,169	2,018,048
General and Administrative Expenses (excluding Non-Recurring Losses and others)	467,873	157,455	272,388	228,030	26,605	38,734	1,191,085
Equity in Income from Investments in Affiliates	5,260	6,005	19,076	—	(13,852)	620	17,109
Amortization of Goodwill and others	4	610	648	—	4,855	261	6,378
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	69,101	244,132	280,635	213,978	(3,946)	33,793	837,693

Notes:	1.	Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥19,784 million, of which ¥17,149 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2024, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	587,615	437,778	599,855	493,656	43,869	144,188	2,306,961
General and Administrative Expenses (excluding Non-Recurring Losses and others)	513,721	174,185	330,161	259,627	28,213	64,728	1,370,635
Equity in Income from Investments in Affiliates	5,814	8,234	20,503	—	591	3,523	38,665
Amortization of Goodwill and others	4	618	4,657	—	4,587	910	10,776
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	79,704	271,209	285,540	234,029	11,660	82,073	964,215

Notes:	1.	Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥41,378 million, of which ¥36,316 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

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Mizuho Financial Group, Inc.

3.

The difference between the total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting are different from Profit before Income Taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2023 and 2024, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	837,693	964,215
General and Administrative Expenses (Non-Recurring Losses)	25,188	23,588
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(19,218)	(16,517)
Gains on Reversal of allowance for loan losses, and others	5,320	55,066
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	59,769	114,448
Net Extraordinary Gains (Losses)	38,602	40,698
Others	(25,902)	(14,263)

Profit before Income Taxes recorded in Quarterly Consolidated Statement of Income	921,452	1,167,237

(Consolidated Statement of Cash Flows)

We have not prepared Quarterly Consolidated Statement of Cash Flows for the nine months ended December 31, 2024. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2023 and 2024 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Depreciation	124,502	143,574
Amortization of Goodwill	2,872	5,646

1-9

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2024

(Nine months ended December 31, 2024)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes: “CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”) “NON”:Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2024	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

5. Status of Deposits and Loans	NON		2-11

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 26, 2024, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2024

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
			Change
Consolidated Gross Profits	1	2,265.5	267.3	1,998.2
Net Interest Income	2	737.2	80.0	657.2
Fiduciary Income	3	45.5	(0.0)	45.5
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	652.9	64.3	588.6
Net Trading Income	6	823.1	300.6	522.4
Net Other Operating Income	7	6.7	(177.7)	184.4
General and Administrative Expenses	8	(1,357.8)	(185.5)	(1,172.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(16.5)	2.7	(19.2)
Gains on Reversal of Allowance for Loan Losses, and others	10	55.0	49.7	5.3
Net Gains (Losses) related to Stocks	11	155.8	76.2	79.5
Equity in Income from Investments in Affiliates	12	38.6	21.5	17.1
Other	13	(14.2)	11.6	(25.9)

Ordinary Profits	14	1,126.5	243.6	882.8

Net Extraordinary Gains (Losses)	15	40.6	2.0	38.6
Profit before Income Taxes	16	1,167.2	245.7	921.4
Income Taxes	17	(308.9)	(32.8)	(276.0)
Profit	18	858.3	212.8	645.4
Profit Attributable to Non-controlling Interests	19	(2.9)	0.1	(3.1)

Profit Attributable to Owners of Parent	20	855.3	213.0	642.3

Credit-related Costs (including Credit Costs of Trust Accounts)	21	38.5	52.4	(13.8)

Credit-related Costs [21]  = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9] + Gains on Reversal of Allowance for Loan Losses, and others [10] + Credit Costs of Trust Accounts [4]

Reference:
Consolidated Net Business Profits	22	922.8	104.9	817.9

Consolidated Net Business Profits [22]  = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	231	22	209
Number of affiliates under the equity method	24	27	4	23

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2024 (Accumulated Period)				Third Quarter of Fiscal 2023 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,252.6	82.3	1,334.9	104.4	1,230.5
Net Interest Income	2	780.6	15.6	796.2	155.3	640.9
Fiduciary Income	3		45.8	45.8	0.0	45.8
Trust Fees for Jointly Operated Designated Money Trust	4		2.7	2.7	(0.1)	2.9
Credit Costs of Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	295.5	20.7	316.3	(7.6)	323.9
Net Trading Income	7	171.1		171.1	40.3	130.7
Net Other Operating Income	8	5.2	0.0	5.3	(83.7)	89.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(671.1)	(65.2)	(736.4)	(69.7)	(666.6)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) (1)	10	581.4	17.0	598.5	34.6	563.8
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	11	578.0	17.0	595.0	71.0	524.0
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	567.7	17.0	584.8	86.6	498.2

Reversal of (Provision for) General Allowance for Loan Losses	13	—	—	—	—	—

Net Business Profits	14	581.4	17.0	598.5	34.6	563.8
Net Gains (Losses) related to Bonds	15	3.4	(0.0)	3.4	(36.3)	39.8

Net Non-Recurring Gains (Losses)	16	197.4	15.5	212.9	145.3	67.6
Net Gains (Losses) related to Stocks	17	139.7	9.2	149.0	87.4	61.5
Expenses related to Portfolio Problems	18	(17.6)	—	(17.6)	(6.1)	(11.4)
Gains on Reversal of Allowance for Loan Losses, and others	19	58.6	0.1	58.7	50.0	8.7
Other	20	16.6	6.1	22.7	13.9	8.8
Ordinary Profits	21	778.9	32.6	811.5	180.0	631.4

Net Extraordinary Gains (Losses)	22	39.3	0.3	39.7	0.0	39.6
Profit before Income Taxes	23	818.2	32.9	851.2	180.0	671.1
Income Taxes	24	(216.9)	(9.4)	(226.3)	(9.2)	(217.1)

Profit	25	601.3	23.5	624.8	170.8	454.0

(1)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [5].

(2)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[11]

=Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	41.0	0.1	41.1	43.9	(2.7)

Credit-related Costs [26] = Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Allowance for Loan Losses [13] + Gains on Reversal of Allowance for Loan Losses, and others [19] + Credit Costs of Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	28	45.3	(0.1)	45.2	83.0	(37.8)
Losses on Write-offs of Loans	29	2.2	0.0	2.2	9.6	(7.4)
Reversal of (Provision for) Specific Allowance for Loan Losses	30	(3.7)	0.1	(3.5)	(34.2)	30.6
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	31	8.9	—	8.9	(3.2)	12.2
Reversal of (Provision for) Reserve for Contingencies	32	(3.2)	0.0	(3.1)	(4.3)	1.1
Other (including Losses on Sales of Loans)	33	(8.4)	—	(8.4)	(6.8)	(1.5)
Total	34	41.0	0.1	41.1	43.9	(2.7)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	155.8	76.2	79.5
Gains on Sales	240.4	117.5	122.8
Losses on Sales	(72.2)	(59.1)	(13.1)
Impairment (Devaluation)	(5.9)	(3.7)	(2.2)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(6.3)	21.6	(27.9)
Non-Consolidated
Aggregate Figures for the 2 Banks	Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	149.0	87.4	61.5
Gains on Sales	226.5	115.8	110.7
Losses on Sales	(68.0)	(58.2)	(9.7)
Impairment (Devaluation)	(3.2)	8.2	(11.5)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(6.3)	21.6	(27.9)

Mizuho Bank	Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	139.7	81.0	58.7
Gains on Sales	216.2	108.4	107.8
Losses on Sales	(67.9)	(58.2)	(9.6)
Impairment (Devaluation)	(2.3)	9.2	(11.5)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(6.3)	21.6	(27.9)

Mizuho Trust & Banking	Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	9.2	6.3	2.8
Gains on Sales	10.2	7.3	2.9
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment (Devaluation)	(0.9)	(0.9)	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2024				As of March 31, 2024				As of September 30, 2024 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	30,113.9	1,029.6	2,017.1	987.4	32,731.5	1,326.8	2,339.3	1,012.5	32,622.4	1,351.1	2,093.4	742.2
Japanese Stocks	2,811.0	1,965.4	1,971.3	5.8	3,102.6	2,185.7	2,190.4	4.7	2,896.3	2,009.1	2,016.9	7.7
Japanese Bonds	12,228.1	(60.2)	7.4	67.7	14,366.3	(28.5)	18.1	46.6	13,616.2	(44.3)	8.0	52.4
Japanese Government Bonds	9,125.2	(5.9)	0.1	6.1	10,974.3	6.2	9.3	3.0	10,495.0	(3.4)	0.4	3.8
Other	15,074.7	(875.5)	38.3	913.8	15,262.4	(830.3)	130.8	961.1	16,109.8	(613.6)	68.3	682.0
Foreign Bonds	12,403.6	(713.0)	9.3	722.4	12,293.4	(711.6)	20.3	731.9	13,715.4	(453.3)	38.0	491.3

* In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of December 31, 2024, September 30, 2024 and March 31, 2024 are ¥172.3 billion (Foreign Bonds ¥198.8 billion and Japanese Government Bonds ¥(0.4) billion), ¥16.3 billion (Foreign Bonds ¥29.6 billion and Japanese Government Bonds ¥0.0 billion) and ¥181.7 billion (Foreign Bonds ¥218.1 billion and Japanese Government Bonds ¥(6.0) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of December 31, 2024, September 30, 2024 and March 31, 2024 are ¥1,202.0 billion (Foreign Bonds ¥(514.2) billion and Japanese Government Bonds ¥(6.4) billion), ¥1,367.4 billion (Foreign Bonds ¥(423.6) billion and Japanese Government Bonds ¥(3.4) billion) and ¥1,508.6 billion (Foreign Bonds ¥(493.5) billion and Japanese Government Bonds ¥0.2 billion), respectively.

*   Unrealized Gains/Losses on Other Securities as of December 31, 2024, September 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity
	(Billions of yen)
	As of December 31, 2024				As of March 31, 2024				As of September 30, 2024 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,416.6	(216.8)	7.5	224.3	4,045.1	(182.2)	8.7	190.9	4,061.9	(111.0)	30.7	141.8

2-4

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
	(Billions of yen)
	As of December 31, 2024				As of March 31, 2024				As of September 30, 2024 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	28,989.1	844.4	1,828.6	984.1	31,711.5	1,126.3	2,137.6	1,011.2	31,380.1	1,168.6	1,907.9	739.3
Japanese Stocks	2,559.0	1,781.2	1,786.1	4.8	2,836.6	1,988.7	1,992.3	3.6	2,646.4	1,829.2	1,835.1	5.9
Japanese Bonds	12,109.3	(60.0)	7.2	67.3	14,252.0	(29.0)	17.5	46.6	13,495.2	(44.4)	7.7	52.1
Japanese Government Bonds	9,111.1	(5.9)	0.1	6.1	10,963.3	6.2	9.3	3.0	10,485.1	(3.4)	0.4	3.8
Other	14,320.7	(876.6)	35.3	911.9	14,622.7	(833.3)	127.7	961.0	15,238.4	(616.1)	65.0	681.2
Foreign Bonds	11,825.9	(714.2)	7.1	721.4	11,723.0	(712.9)	18.9	731.8	13,057.8	(455.1)	35.4	490.5
MHTB
Other Securities	224.6	109.6	110.6	0.9	239.6	116.5	117.6	1.0	224.3	105.6	107.1	1.5
Japanese Stocks	162.7	109.4	110.1	0.7	172.6	115.5	116.6	1.0	159.7	104.9	106.4	1.5
Japanese Bonds	57.3	0.0	0.2	0.1	61.7	0.3	0.4	0.0	59.8	0.2	0.3	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Other	4.5	0.1	0.2	0.0	5.2	0.6	0.6	0.0	4.7	0.3	0.3	0.0
Foreign Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Total
Other Securities	29,213.7	954.1	1,939.2	985.1	31,951.1	1,242.8	2,255.2	1,012.3	31,604.4	1,274.2	2,015.1	740.9
Japanese Stocks	2,721.7	1,890.6	1,896.2	5.5	3,009.3	2,104.2	2,108.9	4.6	2,806.1	1,934.1	1,941.6	7.4
Japanese Bonds	12,166.7	(60.0)	7.4	67.4	14,313.7	(28.6)	17.9	46.6	13,555.0	(44.1)	8.0	52.2
Japanese Government Bonds	9,111.1	(5.9)	0.1	6.1	10,963.3	6.2	9.3	3.0	10,485.1	(3.4)	0.4	3.8
Other	14,325.2	(876.5)	35.5	912.0	14,627.9	(832.7)	128.3	961.0	15,243.2	(615.8)	65.4	681.2
Foreign Bonds	11,825.9	(714.2)	7.1	721.4	11,723.0	(712.9)	18.9	731.8	13,057.8	(455.1)	35.4	490.5

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of December 31, 2024, September 30, 2024 and March 31, 2024 are ¥172.3 billion (Foreign Bonds ¥198.8 billion and Japanese Government Bonds ¥(0.4) billion), ¥16.3 billion (Foreign Bonds ¥29.6 billion and Japanese Government Bonds ¥0.0 billion) and ¥181.7 billion (Foreign Bonds ¥218.1 billion and Japanese Government Bonds ¥(6.0) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of December 31, 2024, September 30, 2024 and March 31, 2024 are ¥1,126.4 billion (Foreign Bonds ¥(515.3) billion and Japanese Government Bonds ¥(6.4) billion), ¥1,290.5 billion (Foreign Bonds ¥(425.4) billion and Japanese Government Bonds ¥(3.4) billion) and ¥1,408.9 billion (Foreign Bonds ¥(494.8) billion and Japanese Government Bonds ¥0.2 billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of December 31, 2024, September 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2024				As of March 31, 2024				As of September 30, 2024 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	4,416.6	(216.8)	7.5	224.3	4,045.1	(182.2)	8.7	190.9	4,061.9	(111.0)	30.7	141.8
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,416.6	(216.8)	7.5	224.3	4,045.1	(182.2)	8.7	190.9	4,061.9	(111.0)	30.7	141.8

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2024				As of March 31, 2024				As of September 30, 2024 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	106.1	438.7	438.7	—	106.1	468.9	468.9	—	106.1	419.6	419.6	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	106.1	438.7	438.7	—	106.1	468.9	468.9	—	106.1	419.6	419.6	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2024		As of March 31, 2024	As of September 30, 2024 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	989.6	(284.0)	1,273.7	1,309.1
Japanese Stocks	1,924.4	(208.7)	2,133.2	1,966.3
Japanese Bonds	(60.2)	(31.7)	(28.5)	(44.3)
Japanese Government Bonds	(5.9)	(12.2)	6.2	(3.4)
Other	(874.5)	(43.5)	(830.9)	(612.8)
Foreign Bonds	(712.1)	0.1	(712.2)	(452.4)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2024		As of March 31, 2024	As of September 30, 2024 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	913.9	(276.4)	1,190.3	1,232.1
Japanese Stocks	1,850.4	(201.2)	2,051.7	1,892.0
Japanese Bonds	(60.0)	(31.3)	(28.6)	(44.1)
Japanese Government Bonds	(5.9)	(12.2)	6.2	(3.4)
Other	(876.5)	(43.7)	(832.7)	(615.8)
Foreign Bonds	(714.2)	(1.2)	(712.9)	(455.1)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	32.4	(4.0)	36.4	37.1
Claims with Collection Risk	576.8	(123.8)	700.7	649.9
Claims for Special Attention	493.8	(21.6)	515.5	477.8
Loans Past Due for 3 Months or More	1.7	1.2	0.4	0.7
Restructured Loans	492.0	(22.9)	515.0	477.1
Sub-total[1]	1,103.1	(149.6)	1,252.7	1,165.0
Normal Claims	111,425.3	6,044.5	105,380.8	104,592.7

Total[2]	112,528.5	5,894.9	106,633.5	105,757.8

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	101.4	(5.8)	107.2	109.1

	(%)
NPL ratio[1]/[2]	0.98	(0.19)	1.17	1.10

Trust Account
	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[3]	—	—	—	—
Normal Claims	1.6	(0.4)	2.1	1.7

Total[4]	1.6	(0.4)	2.1	1.7

				(%)
NPL ratio[3]/[4]	—	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	32.4	(4.0)	36.4	37.1
Claims with Collection Risk	576.8	(123.8)	700.7	649.9
Claims for Special Attention	493.8	(21.6)	515.5	477.8
Loans Past Due for 3 Months or More	1.7	1.2	0.4	0.7
Restructured Loans	492.0	(22.9)	515.0	477.1
Sub-total[5]	1,103.1	(149.6)	1,252.7	1,165.0
Normal Claims	111,427.0	6,044.0	105,382.9	104,594.4

Total[6]	112,530.1	5,894.4	106,635.6	105,759.5

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	101.4	(5.8)	107.2	109.1

	(%)
NPL ratio[5]/[6]	0.98	(0.19)	1.17	1.10

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	22.1	(4.5)	26.6	26.4
Claims with Collection Risk	571.2	(137.4)	708.6	646.1
Claims for Special Attention	486.4	(34.4)	520.9	471.4
Loans Past Due for 3 Months or More	1.7	1.2	0.4	0.7
Restructured Loans	484.6	(35.7)	520.4	470.6
Sub-total[1]	1,079.8	(176.4)	1,256.2	1,144.0
Normal Claims	114,986.7	6,102.9	108,883.7	106,392.8

Total[2]	116,066.5	5,926.5	110,140.0	107,536.9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	99.0	(6.2)	105.3	106.9

	(%)
NPL ratio[1]/[2]	0.93	(0.21)	1.14	1.06

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	22.0	(4.5)	26.5	26.3
Claims with Collection Risk	563.4	(135.9)	699.3	638.1
Claims for Special Attention	478.0	(33.7)	511.7	460.9
Loans Past Due for 3 Months or More	1.7	1.2	0.4	0.7
Restructured Loans	476.3	(35.0)	511.3	460.1
Sub-total[3]	1,063.5	(174.2)	1,237.7	1,125.4
Normal Claims	112,294.0	6,284.1	106,009.8	103,640.4

Total[4]	113,357.5	6,109.9	107,247.6	104,765.8

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	98.8	(6.2)	105.1	106.6

	(%)
NPL ratio[3]/[4]	0.93	(0.21)	1.15	1.07

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0	0.1
Claims with Collection Risk	7.8	(1.4)	9.2	8.0
Claims for Special Attention	8.3	(0.7)	9.1	10.5
Loans Past Due for 3 Months or More	—	—	—	0.0
Restructured Loans	8.3	(0.7)	9.1	10.5
Sub-total[5]	16.2	(2.2)	18.4	18.6
Normal Claims	2,691.0	(180.7)	2,871.8	2,750.6

Total[6]	2,707.3	(182.9)	2,890.3	2,769.3

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	0.2	(0.0)	0.2	0.2

	(%)
NPL ratio[5]/[6]	0.60	(0.03)	0.63	0.67

(Trust Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[7]	—	—	—	—
Normal Claims	1.6	(0.4)	2.1	1.7

Total[8]	1.6	(0.4)	2.1	1.7

	(%)
NPL ratio[7]/[8]	—	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
MHBK	150,963.4	(3,444.3)	154,407.8	150,029.9
MHTB	2,240.8	(389.3)	2,630.1	2,622.4

Total	153,204.2	(3,833.7)	157,038.0	152,652.3

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
MHBK	117,173.9	(5,760.7)	122,934.6	119,015.2
Individual deposits	49,170.9	926.4	48,244.5	48,272.3
MHTB	2,240.8	(389.3)	2,630.1	2,622.4
Individual deposits	721.5	(24.1)	745.6	738.5

Total	119,414.7	(6,150.0)	125,564.8	121,637.7

Individual deposits	49,892.5	902.2	48,990.2	49,010.8

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2024	Change	As of March 31, 2024	As of September 30, 2024 (Reference)
MHBK	96,331.4	4,447.4	91,884.0	89,726.0
MHTB	2,685.6	(182.6)	2,868.2	2,748.7

Total	99,017.0	4,264.8	94,752.2	92,474.8

Note: Loans to MHFG are included as follows:

As of December 31, 2024: ¥694.9 billion (from MHBK)

As of September 30, 2024: ¥265.0 billion (from MHBK)

As of March 31, 2024: ¥631.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

		(%)
		Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
Mizuho Bank			Change
Return on Loans and Bills Discounted	1	0.91	0.16	0.75
Cost of Deposits	2	0.04	0.04	0.00

Loan and Deposit Rate Margin [1]-[2]	3	0.86	0.11	0.75

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.94	0.17	0.77
Loan and Deposit Rate Margin [4]-[2]	5	0.89	0.12	0.76

		(%)
		Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
Mizuho Trust & Banking			Change
Return on Loans and Bills Discounted	6	0.76	0.13	0.62
Cost of Deposits	7	0.07	0.07	0.00

Loan and Deposit Rate Margin [6]-[7]	8	0.68	0.06	0.61

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.76	0.13	0.62
Loan and Deposit Rate Margin [9]-[7]	10	0.68	0.06	0.61

(Reference)		(%)
		Third Quarter of Fiscal 2024 (Accumulated Period)		Third Quarter of Fiscal 2023 (Accumulated Period)
Aggregate Figures for the 2 Banks			Change

Return on Loans and Bills Discounted	11	0.90	0.16	0.74
Cost of Deposits	12	0.04	0.04	0.00

Loan and Deposit Rate Margin [11]-[12]	13	0.86	0.11	0.74

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.93	0.16	0.76
Loan and Deposit Rate Margin [14]-[12]	15	0.88	0.12	0.76

2-12

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	$		$		$
	Millions of yen
	As of December 31, 2024 (A)		As of March 31, 2024 (B)		Change (A) - (B)
Assets
Cash and Due from Banks		¥61,524,300		¥70,442,184		¥(8,917,884)
Call Loans		213,612		779,066		(565,454)
Receivables under Resale Agreements		9,589,117		6,693,619		2,895,498
Guarantee Deposits Paid under Securities Borrowing Transactions		134,785		188,451		(53,666)
Monetary Claims Bought		563,350		707,057		(143,707)
Trading Assets		9,532,174		7,027,086		2,505,087
Money Held in Trust		506		505		0
Securities		36,396,228		37,809,325		(1,413,097)
Loans and Bills Discounted		96,331,482		91,884,028		4,447,454
Foreign Exchange Assets		2,571,420		2,171,460		399,960
Derivatives other than for Trading		7,359,629		9,081,601		(1,721,972)
Other Assets		7,306,738		6,144,905		1,161,832
Tangible Fixed Assets		833,904		872,336		(38,432)
Intangible Fixed Assets		470,592		404,708		65,884
Prepaid Pension Cost		373,611		336,001		37,610
Deferred Tax Assets		259,775		185,189		74,586
Customers’ Liabilities for Acceptances and Guarantees		13,144,900		11,745,869		1,399,031
Allowance for Loan Losses		(644,963)		(755,930)		110,966

Total Assets		¥245,961,167		¥245,717,469		¥243,698

Liabilities
Deposits		¥150,963,475		¥154,407,832		¥(3,444,357)
Negotiable Certificates of Deposit		15,420,606		11,250,486		4,170,119
Call Money		1,517,686		1,009,589		508,097
Payables under Repurchase Agreements		17,489,819		22,254,496		(4,764,677)
Guarantee Deposits Received under Securities Lending Transactions		412,096		38,776		373,319
Commercial Paper		1,688,127		1,165,988		522,139
Trading Liabilities		7,018,934		5,958,376		1,060,558
Borrowed Money		14,655,284		14,124,762		530,522
Foreign Exchange Liabilities		1,484,258		1,181,438		302,819
Bonds and Notes		546,675		641,904		(95,229)
Derivatives other than for Trading		8,590,798		10,309,625		(1,718,827)
Other Liabilities		6,165,644		4,596,842		1,568,801
Reserve for Bonus Payments		26,080		38,758		(12,677)
Reserve for Variable Compensation		440		801		(360)
Reserve for Possible Losses on Sales of Loans		9,290		8,645		644
Reserve for Contingencies		7,486		4,105		3,380
Reserve for Reimbursement of Deposits		7,567		9,871		(2,304)
Reserve for Reimbursement of Debentures		20,924		25,125		(4,200)
Deferred Tax Liabilities for Revaluation Reserve for Land		46,009		57,583		(11,573)
Acceptances and Guarantees		13,144,900		11,745,869		1,399,031

Total Liabilities		239,216,108		238,830,880		385,227

Net Assets
Common Stock and Preferred Stock		1,404,065		1,404,065		—
Capital Surplus		2,259,392		2,259,392		—
Capital Reserve		660,805		660,805		—
Other Capital Surplus		1,598,587		1,598,587		—
Retained Earnings		2,742,845		2,615,322		127,523
Appropriated Reserve		624,534		524,533		100,000
Other Retained Earnings		2,118,310		2,090,788		27,522
Retained Earnings Brought Forward		2,118,310		2,090,788		27,522

Total Shareholders’ Equity		6,406,303		6,278,779		127,523

Net Unrealized Gains (Losses) on Other Securities, net of Taxes		601,438		791,974		(190,535)
Net Deferred Hedge Gains (Losses), net of Taxes		(363,375)		(311,045)		(52,329)
Revaluation Reserve for Land, net of Taxes		100,692		126,879		(26,187)

Total Valuation and Translation Adjustments		338,756		607,808		(269,052)

Total Net Assets		6,745,059		6,886,588		(141,528)

Total Liabilities and Net Assets		¥245,961,167		¥245,717,469		¥243,698

2-13

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2024 (A)	For the nine months ended December 31, 2023 (B)	Change (A) - (B)
Ordinary Income	¥4,992,525	¥4,183,269	¥809,255
Interest Income	3,859,015	3,336,873	522,142
Interest on Loans and Bills Discounted	2,007,059	1,855,379	151,680
Interest and Dividends on Securities	608,912	435,978	172,933
Fee and Commission Income	500,073	462,413	37,660
Trading Income	171,165	131,236	39,929
Other Operating Income	168,848	120,051	48,797
Other Ordinary Income	293,421	132,695	160,725

Ordinary Expenses	4,213,613	3,579,295	634,317
Interest Expenses	3,078,361	2,709,975	368,385
Interest on Deposits	1,306,974	1,179,758	127,216
Fee and Commission Expenses	204,543	156,501	48,041
Trading Expenses	—	447	(447)
Other Operating Expenses	163,553	30,974	132,578
General and Administrative Expenses	651,445	585,067	66,377
Other Ordinary Expenses	115,709	96,329	19,380

Ordinary Profits	778,912	603,973	174,938

Extraordinary Gains	47,284	42,110	5,174

Extraordinary Losses	7,906	2,351	5,555

Profit before Income Taxes	818,289	643,732	174,557
Income Taxes:
Current	203,185	171,232	31,952
Deferred	13,764	38,683	(24,918)

Profit	¥601,340	¥433,816	¥167,523

2-14